EXHIBIT 99.1

Brookfield Renewable Reports Strong Second Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, July 31, 2026 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three months ended June 30, 2026.

“We delivered record financial results, robust capital deployment, and the highest levels of development and asset recycling in our history,” said Connor Teskey, CEO of Brookfield Renewable.

He added, “Energy demand continues to grow at unprecedented levels with customers increasingly seeking scale, integrated power solutions. Our diversified global business and leading capabilities across hydro, solar, wind, storage and nuclear enables us to accelerate our growth in this environment. With the recent acquisition of Aypa, the largest standalone battery storage platform in North America, we continue to enhance Brookfield Renewable’s position as the partner of choice for the largest corporate and sovereign buyers of power.”

	For the three months ended June 30		For the twelve months ended June 30
US$ millions (except per unit amounts), unaudited	2026	2025	2026	2025
Net loss attributable to Unitholders	$(213)	(112)	(152)	(499)
- per LP unit(1)	(0.37)	(0.22)	(0.89)	(0.96)
Funds From Operations (FFO)(2)	421	371	1,444	1,268
- per Unit(2)(3)	0.62	0.56	2.14	1.91

Brookfield Renewable reported record FFO of $421 million or $0.62 per unit, up 13% or 11% per unit year-over-year, benefiting from strong operating performance, asset recycling activity and growth from asset development. In the last twelve months, Brookfield Renewable reported FFO of $1,444 million, or $2.14 per unit, up 14% or 11% per unit, compared to the prior year period. After deducting non-cash depreciation and other expenses, our Net loss attributable to Unitholders for the three months ended June 30, 2026 was $213 million.

Strong Financial Performance

Our business delivered another quarter of strong financial results, reflecting our diversified portfolio and continued execution across our growth and capital recycling initiatives.

  Our hydroelectric segment delivered FFO of $336 million, driven by strong generation from our Canadian fleet, robust performance of our Colombian business and realized gains on the sale of a 25% interest in non-core U.S. hydro assets, which more than offset weaker hydrology in the U.S.
  Our wind and solar segments generated combined FFO of $166 million, supported by the build out of projects commissioned over the last year and realized gains.
  Our distributed energy, storage and sustainable solutions segments contributed FFO of $84 million, driven by contributions from development activities and strong performance from Westinghouse, with increasing activity across new-build projects and reactor restarts as global demand for nuclear power continues to accelerate.

We are executing on our growth priorities, committing or deploying ~$5 billion (~$760 million net to Brookfield Renewable) of capital, including agreeing to acquire the largest standalone battery storage platform in North America.

  We announced an agreement to acquire Aypa, the largest standalone battery energy storage platform in North America for ~$3 billion (~$420 million net to Brookfield Renewable). Aypa has ~3,000 megawatts of highly contracted operating and under construction battery storage assets, an additional ~3,500 megawatts of contracted projects and a further +20-gigawatt development pipeline in strategic markets across the United States. This acquisition adds to our leading storage capabilities as battery storage is an increasingly critical component of the energy mix, enabling the deployment of low-cost, fast-to-market renewable generation and enhancing grid reliability. In addition, the acquisition of Aypa enhances our ability to meet growing customer demand for reliable, integrated power solutions.
  The quarter was also highlighted by the U.S. Department of Energy's commitment of $17.5 billion in loan facilities to finance long-lead equipment for the deployment of up to 10 large scale Westinghouse AP1000 reactors in the United States. The financing will accelerate project delivery by supporting early equipment procurement; reducing execution risk and strengthening the domestic nuclear supply chain.
  During the quarter, we were successful delivering ~1,280 megawatts of new capacity bringing our completed new capacity so far this year to ~3,100 megawatts, the highest first half development total in our history. We also continue to scale new build construction and remain on track to deliver ~10,000 megawatts of new projects per year by 2027.
  We executed power purchase agreements for ~2,600 megawatts of development projects from our advanced pipeline and continue to advance a number of major contracting initiatives, including a portfolio of hydro assets in Ontario as part of a broader re-contracting program run by the provincial system operator that will help secure cash flows with respect to these assets.

We continue to execute on our capital recycling strategy, generating record proceeds to start the year, including approximately ~$2.2 billion (~$630 million net to Brookfield Renewable) of expected proceeds from signed or closed transactions during the quarter at strong returns.

  During the quarter, we signed an agreement to sell a 570-megawatt portfolio of operating solar and wind assets from our European development businesses to a newly formed European renewable power platform. The transaction will generate approximately $500 million (~$80 million net to Brookfield Renewable) of proceeds, crystallizing value created through our operating and development activities. We also established a framework to sell additional operating assets over time to the platform. This transaction represents another example of our programmatic capital recycling strategy, following the successful launch of a North American platform, Northview Energy, earlier this year.
  We closed two-thirds of the sale of ~2,100 megawatts of assets to the Northview Energy platform, and closed the remaining third subsequent to quarter-end. Also during the quarter we completed the sale of an additional 25% interest in a non-core U.S. hydro portfolio in Maine, with the remaining 25% expected to close in the third quarter of 2026. Total proceeds from the sale of 100% of these sales is expected to be ~$2.2 billion (~$800 million net to Brookfield Renewable).
  We agreed to sell a portfolio of solar assets that we developed and small non-core hydro assets from our Isagen business in Colombia across two transactions for ~$590 million in expected proceeds (~$220 million net to Brookfield Renewable). The transactions will crystallize development gains and value creation across our hydro fleet through the extension of contracts and operational improvements.

We maintain a strong liquidity position and further optimized our balance sheet during the quarter, completing financings that enhance our financial flexibility and position us to continue to invest significantly into accretive growth opportunities.

  During the quarter, we completed approximately $12 billion of financings across our business, reflecting continued strong access to capital markets and ended the quarter with over $5.1 billion of available liquidity across our platform, providing flexibility to fund our development pipeline and pursue growth opportunities.
  We completed the largest private placement financing in our history through the refinancing of our Safe Harbor hydro portfolio, securing $1.2 billion of attractive long-term financing while further optimizing the capital structure of the portfolio.
  We completed a €650 million bond issuance at Neoen, further demonstrating our ability to efficiently access capital across our platforms.
  At the corporate level, we completed a C$200 million preferred unit issuance that was upsized in response to strong investor demand and priced with a 5.75% coupon, achieving our second-lowest reset spread ever for this type of instrument.
  During the quarter, we continued to execute our BEPC at-the-market equity issuance program alongside our normal course issuer bid. We issued approximately 3.2 million BEPC shares and repurchased the same number of BEP units on a one-for-one basis, generating approximately $8 million of incremental cash to support future growth investments.

We recently approved plans to simplify Brookfield Renewable's corporate structure by combining BEP and BEPC into a single publicly traded corporation.

  We expect the simplification to be tax-deferred for Canadian and U.S. investors and benefit all securityholders by improving trading liquidity, increasing demand from index funds and ETFs, simplifying investor analysis, broadening access to investors who prefer a traditional corporate structure and enhancing governance. For BEP unitholders, the simplification will also eliminate onerous partnership tax reporting forms, while also providing preferential dividend tax rates for many Canadian and U.S. taxable investors.
  A special meeting for securityholders to vote on the simplification will be held on October 14, 2026, and subject to approvals and closing conditions, the simplification transaction is expected to be completed in the fourth quarter of 2026.

Investor Day

  We look forward to hosting our Investor Day on September 29th, 2026 in Toronto where members of Brookfield Renewable's senior management team will provide an update on our strategic priorities and growth outlook.

Distribution Declaration

The next quarterly distribution in the amount of $0.392 per LP unit, is payable on September 29, 2026 to unitholders of record as at the close of business on August 31, 2026. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.392 per share, also payable on September 29, 2026 to shareholders of record as at the close of business on August 31, 2026.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Second Quarter 2026 Results as well as Supplemental Information on Brookfield Renewable’s website.

To participate in the Conference Call on July 31, 2026 at 9:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BI89bfdf0556c34d6bb3455df1fe062620

Upon registering, you will be emailed a dial-in number and unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/htnqsajs

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed energy company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at http://www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416)-484-8525
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position

	As of
UNAUDITED (MILLIONS)	June 30		December 31
	2026		2025
Assets
Cash and cash equivalents		$1,971		$2,093
Trade receivables and other financial assets(4)		9,364		8,458
Equity-accounted investments		3,714		4,087
Property, plant and equipment, at fair value and Goodwill		75,656		76,475
Deferred income tax and other assets(5)		6,040		7,588
Total Assets		$96,745		$98,701

Liabilities
Corporate borrowings(6)		$4,882		$3,686
Borrowings which have recourse only to assets they finance(7)		32,050		31,206
Accounts payable and other liabilities(8)		14,556		19,440
Deferred income tax liabilities		9,409		9,395

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$25,395		$24,164
General partnership interest in a holding subsidiary held by Brookfield	50		52
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,423		2,524
BEPC exchangeable shares and class A.2 exchangeable shares	2,312		2,330
Preferred equity	545		563
Perpetual subordinated notes	737		737
Preferred limited partners' equity	647		634
Limited partners' equity	3,739	35,848	3,970	34,974
Total Liabilities and Equity		$96,745		$98,701

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results

FOR THE PERIODS ENDED JUNE 30	Three Months Ended		Six Months Ended
UNAUDITED (MILLIONS, EXCEPT AS NOTED)	2026	2025	2026	2025
Revenues	$1,710	$1,692	$3,224	$3,272
Other income	246	62	384	232
Direct operating costs(9)	(783)	(699)	(1,562)	(1,374)
Management service costs	(77)	(56)	(150)	(105)
Interest expense	(658)	(624)	(1,297)	(1,233)
Share of earnings (losses) from equity-accounted investments	45	(57)	66	(73)
Foreign exchange and financial instrument gain	4	255	224	504
Depreciation	(558)	(609)	(1,106)	(1,192)
Other	(221)	(61)	(405)	(322)
Income tax recovery (expense)
Current	46	16	34	57
Deferred	(41)	181	6	226
Net (loss) income	$(287)	$100	$(582)	$(8)
Net (loss) income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(74)	$212	$(140)	$301
Net loss attributable to Unitholders	(213)	(112)	(442)	(309)
Basic and diluted loss per LP unit	$(0.37)	$(0.22)	$(0.77)	$(0.58)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

FOR THE PERIODS ENDED JUNE 30	Three Months Ended		Six Months Ended
UNAUDITED (MILLIONS)	2026	2025	2026	2025
Operating activities
Net (loss) income	$(287)	$100	$(582)	$(8)
Adjustments for the following non-cash items:
Depreciation	558	609	1,106	1,192
Unrealized foreign exchange and financial instrument gain	(15)	(301)	(233)	(489)
Share of (earnings) losses from equity-accounted investments	(45)	57	(66)	73
Deferred income tax expense (recovery)	41	(181)	(6)	(226)
Other non-cash items	154	104	341	175
	406	388	560	717
Net change in working capital and other(10)	120	(9)	117	49
	526	379	677	766
Financing activities
Net corporate borrowings	—	(107)	359	200
Corporate credit facilities, net	(147)	169	53	(71)
Non-recourse borrowings, commercial paper, and related party borrowings, net	322	2,353	(451)	4,661
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	535	999	2,367	1,367
Issuance of equity instruments and related costs, net	8	(7)	36	(34)
Issuance of preferred equity instruments and related costs, net	141	—	13	—
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(660)	(568)	(1,093)	(811)
To unitholders of Brookfield Renewable or BRELP	(306)	(281)	(621)	(564)
	(107)	2,558	663	4,748
Investing activities
Acquisitions, net of cash and cash equivalents in acquired entity	—	(1,686)	—	(4,429)
Investment in property, plant and equipment	(1,326)	(1,478)	(2,584)	(3,024)
Disposal of associates and other assets	716	266	1,332	723
Restricted cash and other	67	(168)	(149)	(127)
	(543)	(3,066)	(1,401)	(6,857)
Cash and cash equivalents
Decrease	(124)	(129)	(61)	(1,343)
Foreign exchange gain on cash	3	65	—	121
Net change in cash classified within assets held for sale	(32)	16	(61)	(6)
Balance, beginning of period	2,124	1,955	2,093	3,135
Balance, end of period	$1,971	$1,907	$1,971	$1,907

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric	5,564	5,668	5,948	5,452	$543	$457	$488	$301	$336	$205
Wind	2,128	2,117	2,364	2,405	141	146	88	126	50	84
Utility-scale solar	1,385	1,349	1,650	1,569	137	126	156	135	116	100
Distributed energy & storage	301	408	189	393	44	67	47	57	40	44
Sustainable solutions	—	—	—	—	153	178	52	85	44	74
Corporate	—	—	—	—	—	—	—	(4)	(165)	(136)
Total	9,378	9,542	10,151	9,819	$1,018	$974	$831	$700	$421	$371

PROPORTIONATE RESULTS FOR THE TWELVE MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the twelve months ended June 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric	18,798	18,248	21,397	19,758	$1,765	$1,526	$1,290	$940	$785	$550
Wind	8,290	8,554	9,434	9,635	586	616	477	629	302	464
Utility-scale solar	4,882	4,178	5,820	4,967	481	425	577	487	424	360
Distributed energy & storage	1,235	1,420	953	1,206	229	234	409	311	363	266
Sustainable solutions	—	—	—	—	607	571	184	186	149	154
Corporate	—	—	—	—	—	—	23	(24)	(579)	(526)
Total	33,205	32,400	37,604	35,566	$3,668	$3,372	$2,960	$2,529	$1,444	$1,268

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended June 30, 2026:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$102	$(247)	$(103)	$49	$48	$(136)	$(287)
Add back or deduct the following:
Depreciation	173	218	119	48	—	—	558
Deferred income tax expense (recovery)	19	(18)	11	53	—	(24)	41
Foreign exchange and financial instrument loss (gain)	45	(11)	40	(50)	(25)	(3)	(4)
Other(11)	135	92	116	84	19	9	455
Management service costs	—	—	—	—	—	77	77
Interest expense	244	166	120	51	—	77	658
Current income tax expense (recovery)	31	—	17	(94)	—	—	(46)
Amount attributable to equity-accounted investments and non-controlling interests(12)	(261)	(112)	(164)	(94)	10	—	(621)
Adjusted EBITDA attributable to Unitholders	$488	$88	$156	$47	$52	$—	$831

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended June 30, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$64	$301	$(165)	$(23)	$47	$(124)	$100
Add back or deduct the following:
Depreciation	170	224	143	61	11	—	609
Deferred income tax expense (recovery)	4	(205)	(6)	39	—	(13)	(181)
Foreign exchange and financial instrument loss (gain)	21	(201)	(33)	(22)	(28)	8	(255)
Other(11)	16	(11)	109	19	20	14	167
Management service costs	—	—	—	—	—	56	56
Interest expense	203	194	117	54	1	55	624
Current income tax expense (recovery)	7	—	31	(54)	—	—	(16)
Amount attributable to equity-accounted investments and non-controlling interests(12)	(184)	(176)	(61)	(17)	34	—	(404)
Adjusted EBITDA attributable to Unitholders	$301	$126	$135	$57	$85	$(4)	$700

RECONCILIATION OF NON-IFRS MEASURES (cont'd)

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the twelve months ended June 30, 2026:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$123	$(617)	$(229)	$418	$972	$(529)	$138
Add back or deduct the following:
Depreciation	690	844	540	245	20	—	2,339
Deferred income tax (recovery) expense	(28)	(15)	(129)	89	3	(65)	(145)
Foreign exchange and financial instrument loss (gain)	49	(231)	(410)	(277)	(297)	12	(1,154)
Other(11)	323	349	597	583	(567)	65	1,350
Management service costs	—	—	—	—	—	268	268
Interest expense	887	640	545	175	3	271	2,521
Current income tax expense (recovery)	76	14	48	(365)	—	1	(226)
Amount attributable to equity-accounted investments and non-controlling interests(12)	(830)	(507)	(385)	(459)	50	—	(2,131)
Adjusted EBITDA attributable to Unitholders	$1,290	$477	$577	$409	$184	$23	$2,960

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the twelve months ended June 30, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$260	$328	$(339)	$168	$178	$(454)	$141
Add back or deduct the following:
Depreciation	645	844	467	197	30	—	2,183
Deferred income tax (recovery) expense	(5)	(229)	(28)	62	5	(51)	(246)
Foreign exchange and financial instrument (gain) loss	(58)	(388)	(292)	(222)	(201)	13	(1,148)
Other(11)	58	226	626	215	71	41	1,237
Management service costs	—	—	—	—	—	211	211
Interest expense	755	652	437	189	7	216	2,256
Current income tax expense (recovery)	86	(26)	(48)	(273)	—	—	(261)
Amount attributable to equity-accounted investments and non-controlling interests(12)	(801)	(778)	(336)	(25)	96	—	(1,844)
Adjusted EBITDA attributable to Unitholders	$940	$629	$487	$311	$186	$(24)	$2,529

RECONCILIATION OF NON-IFRS MEASURES (cont'd)

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures or financial data. Net income is reconciled to Funds From Operations:

FOR THE PERIODS ENDED JUNE 30	Three Months Ended		Twelve Months Ended
UNAUDITED (MILLIONS)	2026	2025	2026	2025
Net (loss) income	$(287)	$100	$138	$141
Add back or deduct the following:
Depreciation	558	609	2,339	2,183
Deferred income tax expense (recovery)	41	(181)	(145)	(246)
Foreign exchange and financial instruments gain	(4)	(255)	(1,154)	(1,148)
Other(13)	455	167	1,350	1,237
Amount attributable to equity accounted investments and non-controlling interests(14)	(342)	(69)	(1,084)	(899)
Funds From Operations	$421	$371	$1,444	$1,268

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures or financial data. Net income per LP unit is reconciled to Funds From Operations per Unit:

FOR THE PERIODS ENDED JUNE 30	Three Months Ended		Twelve Months Ended
UNAUDITED (MILLIONS)	2026	2025	2026	2025
Basic loss per LP unit(1)	$(0.37)	$(0.22)	$(0.89)	$(0.96)
Adjusted for proportionate share of:
Depreciation	0.40	0.45	1.66	1.62
Deferred income tax recovery	(0.07)	(0.10)	(0.42)	(0.20)
Foreign exchange and financial instruments gain	(0.06)	(0.03)	(0.25)	(0.31)
Other(15)	0.72	0.46	2.04	1.76
Funds From Operations per Unit(3)	$0.62	$0.56	$2.14	$1.91

BROOKFIELD RENEWABLE CORPORATION
REPORTS SECOND QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.392 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on September 29, 2026 to shareholders of record as at the close of business on August 31, 2026. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The Shares of BEPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BEP's LP units and each Share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2026	2025	2026	2025
Select Financial Information
Net loss attributable to the partnership	$(790)	$(1,410)	$(2,976)	$(1,405)
Funds From Operations (FFO)(2)	299	198	470	337

BEPC reported FFO of $299 million for the three months ended June 30, 2026, compared to $198 million in the prior year. After deducting non-cash depreciation, remeasurement of shares classified as financial liability, and other non-cash items, our Net loss attributable to the partnership for the three months ended June 30, 2026 was $790 million compared to a net loss of $1,410 million in the prior year. Adjusting for the remeasurement of financial liability associated with our exchangeable shares, the Net loss attributable to the partnership for the three months ended June 30, 2026 is $86 million compared to a loss of $134 million in the prior year.

We recently announced our intention to simplify Brookfield Renewable's corporate structure by combining BEP and BEPC into a single publicly traded corporation.

We expect the simplification to be tax-deferred for Canadian and U.S. investors and benefit all securityholders by improving trading liquidity, increasing demand from index funds and ETFs, simplifying investor analysis, broadening access to investors who prefer a traditional corporate structure and enhancing governance.

A special meeting for securityholders to vote on the simplification will be held on October 14, 2026, and subject to approvals and closing conditions, the simplification transaction is expected to be completed in the fourth quarter of 2026.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	June 30		December 31
	2026		2025
Assets
Cash and cash equivalents		$756		$682
Trade receivables and other financial assets(4)		4,142		3,230
Equity-accounted investments		999		1,014
Property, plant and equipment, at fair value and Goodwill		39,618		40,508
Deferred income tax and other assets(5)		3,156		833
Total Assets		$48,671		$46,267

Liabilities
Borrowings which have recourse only to assets they finance(7)		$15,420		$15,264
Accounts payable and other liabilities(8)		5,744		4,171
Deferred income tax liabilities		7,524		7,339
Shares classified as financial liabilities		13,237		10,261

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$9,728		$9,305
Participating non-controlling interests – in a holding subsidiary held by the partnership	341		333
The partnership	(3,323)	6,746	(406)	9,232
Total Liabilities and Equity		$48,671		$46,267

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

FOR THE PERIODS ENDED JUNE 30 UNAUDITED (MILLIONS)	Three Months Ended		Six Months Ended
	2026	2025	2026	2025

Revenues	$1,076	$952	$1,959	$1,859
Other income	111	39	158	62
Direct operating costs(9)	(453)	(353)	(868)	(721)
Management service costs	(45)	(26)	(91)	(49)
Interest expense	(387)	(425)	(760)	(838)
Share of earnings (losses) from equity-accounted investments	2	1	(4)	(1)
Foreign exchange and financial instrument loss	(13)	(26)	(83)	(47)
Depreciation	(301)	(319)	(595)	(626)
Other	(34)	(15)	(48)	(32)
Remeasurement of financial liability associated with our exchangeable shares(16)	(704)	(1,276)	(2,739)	(1,053)
Income tax (expense) recovery
Current	(42)	(12)	(53)	(48)
Deferred	5	13	37	42
Net loss	$(785)	$(1,447)	$(3,087)	$(1,452)
Net loss attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	9	(37)	(104)	(47)
Participating non-controlling interests – in a holding subsidiary held by the partnership	(4)	—	(7)	—
The partnership	(790)	(1,410)	(2,976)	(1,405)
	$(785)	$(1,447)	$(3,087)	$(1,452)

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

FOR THE PERIODS ENDED JUNE 30 UNAUDITED (MILLIONS)	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Operating activities
Net loss	$(785)	$(1,447)	$(3,087)	$(1,452)
Adjustments for the following non-cash items:
Depreciation	301	319	595	626
Unrealized foreign exchange and financial instruments (gain) loss	(2)	7	83	9
Share of (earnings) losses from equity-accounted investments	(2)	(1)	4	1
Deferred income tax recovery	(5)	(13)	(37)	(42)
Other non-cash items	14	6	33	57
Remeasurement of financial liability associated with our exchangeable shares(16)	704	1,276	2,739	1,053
	225	147	330	252
Net change in working capital and other(10)	21	(8)	(27)	(3)
	246	139	303	249
Financing activities
Non-recourse borrowings and related party borrowings, net	(132)	73	(91)	225
Capital contributions from participating non-controlling interests, net	306	56	611	157
Issuance of exchangeable shares, net	122	—	237	—
Distributions paid:
To participating non-controlling interests	(124)	(303)	(408)	(452)
To the partnership	—	(5)	—	(5)
	172	(179)	349	(75)
Investing activities
Investment in property, plant and equipment	(277)	(302)	(472)	(550)
Investment in equity-accounted investments	(45)	(21)	(60)	(41)
Disposals of subsidiaries, associates and other securities, net	58	314	58	314
Restricted cash and other	(42)	(27)	(83)	(11)
	(306)	(36)	(557)	(288)
Cash and cash equivalents
Increase (decrease)	112	(76)	95	(114)
Foreign exchange gain on cash	3	19	11	46
Net change in cash classified within assets held for sale	(10)	(1)	(32)	—
Balance, beginning of period	651	614	682	624
Balance, end of period	$756	$556	$756	$556

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

FOR THE PERIODS ENDED JUNE 30 UNAUDITED (MILLIONS)	Three Months Ended		Six Months Ended
	2026	2025	2026	2025

Net loss	$(785)	$(1,447)	$(3,087)	$(1,452)
Add back or deduct the following:
Depreciation	301	319	595	626
Deferred income tax recovery	(5)	(13)	(37)	(42)
Foreign exchange and financial instruments loss	13	26	83	47
Other(17)	170	17	273	67
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(18)	73	133	144	296
Remeasurement of financial liability associated with our exchangeable shares(16)	704	1,276	2,739	1,053
Amount attributable to equity accounted investments and non-controlling interests(19)	(172)	(113)	(240)	(258)
Funds From Operations	$299	$198	$470	$337

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain assets), technology diversification, acquisition opportunities, expected completion of acquisitions, dispositions and other transactions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, reorganizations or other structural simplification transactions including our corporate simplification, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions and strategic initiatives including our corporate simplification transaction; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; changes to government regulations, including incentives for renewable energy; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the most recent Form 20-F of BEP and in the most recent Form 20-F of BEPC and other risks and factors that are described therein. Certain risks and uncertainties specific to our corporate simplification transaction will be further described in the joint management information circular of BEP and BEPC to be delivered to security holders in advance of the special meetings to approve the simplification.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure or financial data, please see “Reconciliation of Non-IFRS Measures - Three Months Ended June 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q2 2026 interim report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure or financial data, please see “Reconciliation of Non-IFRS Measures - Three Months Ended June 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q2 2026 interim report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1)  For the three months ended June 30, 2026, average LP units totaled 302.3 million (2025: 283.8 million). For the twelve months ended June 30, 2026, average LP units totaled 296.7 million (2025: 284.7 million).

(2)  Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)  Average Units outstanding for the three months ended June 30, 2026 were 684.3 million (2025: 661.9 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares. The actual Units outstanding as at June 30, 2026 were 684.2 million (2025: 661.9 million). Average Units for the twelve months ended June 30, 2026 was 676.0 million (2025: 662.8 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and GP interest.

(4)  Balance includes restricted cash, trade receivables and other current assets, financial instrument assets, and due from related parties on the consolidated statements of financial of position.

(5)  Balance includes deferred income tax assets, assets held for sale, and other long-term assets on the consolidated statements of financial position.

(6)  Balance includes current and non-current portion of corporate borrowings on the consolidated statements of financial position.

(7)  Balance includes current and non-current portion of non-recourse borrowings on the consolidated statements of financial position.

(8)  Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities on the consolidated statements of financial position.

(9)  Direct operating costs exclude depreciation expense disclosed below.

(10)  Balance includes net change in working capital, dividends received from equity accounted investments and changes in due to or from related parties on the consolidated statements of cash flows.

(11)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations, recognized in the following line items of the IFRS statements: i) the "Other" line item on the consolidated statement of income (loss), ii) items recognized within Foreign exchange and financial instruments gain (loss) on the consolidated statement of income (loss), and iii) realized disposition gains and losses recognized within Other income on the consolidated statement of income (loss). Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term and realized disposition gains and losses on equity transactions that are included within Adjusted EBITDA.

(12)  Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

(13)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(14)  Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

(15)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.

(16)  Reflects gains (losses) on shares with an exchange/redemption option that are classified as liabilities under IFRS.

(17)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company's economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intent to hold over the long-term that are included in Funds from Operations.

(18)  Balance is included within interest expense on the consolidated statements of income (loss).

(19)  Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(20)  Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(21)  Available liquidity of over $5.1 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q2 2026 Interim Report.